

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 30, 2017

Via E-mail
E. Kevin Hrusovsky
Executive Chairman, President and Chief Executive Officer
Quanterix Corporation
113 Hartwell Avenue
Lexington, MA 02421

Re: Quanterix Corporation
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted October 17, 2017
CIK No. 0001503274

Dear Mr. Hrusovsky:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Note 2. Significant accounting policies

Product revenue, page F-9

1. We note your responses to comments 5, 6 and 7. Please revise your discussions throughout the filing to clarify what you mean by "implied warranty", to explain when and how it is provided to customers, and to describe the types of services you provide for the implied warranty and the extended warranty - i.e. semi-annual preventative maintenance, troubleshooting, etc.

You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements

and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Megan N. Gates, Esq.
        Mintz, Levin, Cohn, Ferris,
        Glovsky and Popeo, P.C.